Exhibit 99.1

FOR IMMEDIATE RELEASE

130 Adelaide Street West, Suite 2200

Toronto, Ontario M5H 3P5

Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Turkish High Court Issues Ruling Reinstating Kirazlı EIA Permit

Toronto, Ontario (June 2, 2015) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported that the Turkish High Administrative Court has overturned a Lower Court ruling that cancelled permits granted to Alamos by the Ministry of the Environment and Urbanization (the “Ministry”). The Environmental Impact Assessment (“EIA”) certificate for the Kirazlı gold project has now been reinstated.

The Ministry previously signed and issued formal approval in the form of an EIA Positive Decision Certificate for Kirazlı in August 2013. In January 2014, the Çanakkale Administrative Court (the “Lower Court”) granted an injunction and subsequently cancelled the Ministry’s approval of the EIA due to the lack of a cumulative impact assessment (“CIA”). The EIA for the Kirazlı project was done to the highest standard and the Lower Court’s basis for the injunction did not relate to concerns with any technical aspect of the project. The Ministry appealed the decision to the High Court and in parallel, the Company completed a CIA for Kirazlı to address the concerns of the Lower Court. The CIA was subsequently approved by the Ministry and submitted to the High Court. The High Court has now overturned the Lower Court’s ruling, reinstating the Ministry’s approval of the Kirazlı EIA.

“We are very gratified to have received this positive ruling from the Turkish High Court. This follows a number of positive developments in Turkey this year including the dismissal of the injunction against our Ağı Dağı EIA, the passing of a new, and in our view, progressive mining law, and a recent reduction in forestry fees. We look forward to advancing the Kirazlı project toward production. With strong economics this will be our next low-cost gold mine,” said John A. McCluskey, President and Chief Executive Officer.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico, Turkey and the United States. The Company employs more than 500 people and is committed to the highest standards of sustainable development. As of May 5, 2015, Alamos had 127,357,486 common shares outstanding (140,164,052 shares fully diluted), which are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons

Director, Investor Relations

(416) 368-9932 x 439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements with respect to certainty of final resolution of legal and permitting matters and the likelihood of there being legal appeals of the same, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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